UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited)

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three and six month period ended June 30, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six month period ended June 30, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006 and 2005

(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2005.

Note 2	Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares		Number	$
Balance December 31, 2005		34,927,116	$ 8,075,829
Shares issued for private placement		1,000,000	578,700

Balance June 30, 2006		35,927,116	$ 8,654,529

Treasury Shares

Shares returned on disposition of resource property (Note 3)		800,000	$ (305,129)

Warrants	Number	Exercise	Expiry

Balance December 31, 2005	420,533	$ 0.83	Mar 7, 2006
Expired	(420,533)
	-
Granted	1,000,000	$ 0.80	Mar 7, 2007

Balance June 30, 2006	1,000,000	$ 0.80	Mar 7, 2007

Options

Balance December 31, 2005	1,133,334	$ 0.02	May 7, 2009
Cancelled	(1,033,334)

Balance June 30, 2006	100,000	$ 0.02	May 7, 2009

PAN AMERICAN GOLD CORPORATION

Notes to the Consolidated Interim Financial Statements

For the three and six month period ended June 30, 2006 and 2005

(Unaudited) – Page 2

Note 3	Resource Property

The Company disposed of the Eskay Creek Resource Property in exchange for the return to treasury of 800,000 common shares. The fair value of the transaction was recorded as $305,129, which was estimated by management to be the fair value of the property at the time the transaction was negotiated. As a result, there is no gain or loss recorded on the disposition.

On May 15, 2006 the Company signed a binding letter of intent for the right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. The current claims consist of four properties totalling 994 hectares.

Upon the closing of the agreement, the Company will obtain an option to acquire a 100% interest in the property, subject to an NSR, by completing the following:

•

Year 1 – Initial payment of US $20,000 and a second payment of US $40,000 six months later. Pan American is required to complete fieldwork commitments of US $100,000 on direct exploration of the property in that year.

•	Year 2 – Payment of US $120,000 will be made on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.
•	Year 3 – Payment of US $170,000 and field work commitment of US $300,000 is required to be completed.
•	Year 4 – Payment of US $750,000 to Ramon Farias, of which, at the discretion of the Company, up to 50% will be payable in shares of the Company.

The agreement also provides that:

•	Up to 25% of the payments noted above may be made in shares, at the rate of 1 share for each US $0.60.
•	All of the annual cash payments will be in US dollars, plus a 15% IVA (not including tax payments).
•	Work commitments exceeding required amounts will be credited to the following year.

Note 4	Disposal of Interest in the Partnership

On June 9, 2006, the Company sold 100% of its interest in Doon Investments for proceeds of $3,138,568. The carrying value of the investment was $2,859,708, resulting in a gain of $278,860.

PAN AMERICAN GOLD CORPORATION

Notes to the Consolidated Interim Financial Statements

For the three and six month period ended June 30, 2006 and 2005

(Unaudited) – Page 3

Note 5	Related Party Transactions

During the three and six month period ended June 30 the Company incurred the following expenses with directors or companies with a common director:

	Six month period ended June 30,		Three month period ended June 30,
	2006	2005	2006	2005

Consulting fees	25,937	158,240	7,735	59,509

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As December 31, 2005 – $44,449 was owing to a director of the Company and a company with a common director.

As at June 30, 2006, loans payable are due to a shareholder. The amount is unsecured with no specific terms of repayment.

Note 6	Segmented information

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

	June 30, 2006	June 30, 2005
Net income (loss):
Canada	74,087	(134,072)
United States	-	(81,515)
Mexico	(11,574)	-
Total Assets:
Canada	491,717	3,340,385
Chile	-	58,316
Mexico	58,785	-

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 29, 2006

The following discussion and analysis of our financial condition and results of operations for the two quarters ended June 30, 2006 and June 30, 2005 should be read in conjunction with our audited consolidated financial statements and related notes dated December 31 2005 and the interim unaudited financial statements ended June 30, 2006. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars.

Nature of Business

The Company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. Our name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, our name changed to Tri-Lateral Venture Corporation and, on May 6, 2004, our name was changed to our present legal and commercial name "Pan American Gold Corporation". The Company is a reporting issuer under the securities laws of the Province of Ontario. The Company is a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Our common shares began trading on the OTC Bulletin Board on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property is an option on the Huicicila property in Nayarit State, Mexico. The Company also owns the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

With the acquisition of the Nevada subsidiary we acquired four properties: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

We do not have defined mineral resources or reserves on any of the exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past two years, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Option of Narayit State, Mexico Gold Property

On May 15, 2006, the Company entered into a letter agreement whereby it can earn a 100% interest in the Huicicila gold and silver property located in Narayit State, Mexico. A due diligence review was completed. The Company is now incorporating a Mexican subsidiary company, Compania Minera P.A.M., S.A. de C.V., to finalize and execute a definitive option agreement.

Disposition of Eskay Creek Property

In February, we entered into a termination agreement whereby we transferred our undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to this agreement, we assigned our interest in these properties to a shareholder of our company, Matt Mason, in consideration for the return to treasury of 800,000 of our common shares.

Option of Mexican Silver Property

In the first quarter of 2006, we commenced evaluation of the la Reforma property in Mexico. After completing our due diligence review, the Company decided not to pursue this acquisition.

Private Placements

On April 13, 2006, we sold one million units at US$0.50 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.80 for a period of one year from the date of issuance. Gross proceeds of the placement were US$500,000.

On March 22, 2006, we announced a private placement of up to 2.5 million units at US$0.60 per unit. Each unit was comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.90 per share for a period of two years from the date of issuance. The Company postponed this offering due to weakened market conditions.

Management Changes

In the first quarter of 2006, we made changes to our management team. Greg Burnett and Rick Bachman resigned as officers and directors and were replaced by Steve Bajic and Wiktor Musial. Mr. Musial was appointed a director and Mr Bajic assumed the role of President and was also appointed a director. Ramon Farias and Alan Hitchborn were appointed as directors during the second quarter of 2006. Subsequent to the quarter end, Michael Sweatman resigned as director and Chief Financial Officer.

General Activities

During the quarter, the Company commenced exploration work on the Huicicila property in Nayarit State, Mexico. A 1,200 meter drill program was recently completed and assay results are expected in early September 2006. A geological report is being prepared collaborating current and previous exploration work on the property. Further exploration work is planned for the winter of 2006 and 2007 following the rainy season in Mexico.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

During the quarter, the Company disposed of the Limited Partnership investment for a nominal gain.

Subsequent to the quarter end, the Company also dissolved 680102 B.C. Ltd, our inactive British Columbia subsidiary company.

The Company also continues to review additional prospective resource properties and pursue additional financing.

Selected Annual Information

	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Income (loss) after discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Total Assets	3,250,702	3,428,573	17,474
Long Term Liabilities	3,134,515	2,923,968	Nil
Dividends	Nil	Nil	Nil

In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. We were not successful raising financing until early 2006. This capital will be used to advance the Huicicila property in Mexico and review additional prospective resource projects.

Results of Operations

Due to low working capital, operations during the year ended December 31, 2005 were limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, a review of data from the geophysical survey of our Eskay Creek property and disposition thereof, and review of options to raise additional capital and acquire new resource opportunities.

At June 30, 2006, we had a working capital of $380,225 compared with a deficit of $85,533 at the year ended December 31, 2005. We expect that we will require additional financing to provide adequate funds to carry out additional exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

The Company’s net income for the 3-month period ended June 30, 2006 totalled $139,266 as compared to a net loss of $122,729 for the same period in 2005 due mostly to a booked gain of $278,860 on the disposition of the limited partnership interest.  The Company’s expenses were up 12% from the same 3-month period last year due to increased activity in property reviews and acquisitions and the negotiation and execution of the partnership disposition.  These activities resulted in increased accounting, legal and filing fees.  Consulting and management fees decreased from $59,509 for the 3-month period ended June 30, 2005 to $17,721 for the 3-month period ended June 30, 2006, a direct result of a new smaller management team put in place this year.

The Company’s net income for the 6-month period ended June 30, 2006 totalled $62,513 as compared to a net loss of $279,391 for the same period of 2005 mostly due to the aforementioned partnership disposition.  Expenses for the 6-month period ended June 30, 2006 dropped to $129,427 as compared to $203,014 notably due to an 84% drop in consulting fees.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30
	2006	2006	2005	2005	2005	2004	2004	2004
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	139,266	(76,753)	(51,515)	(160,796)	(122,729)	(92,857)	(718,694)	(225,529)
Per share	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)
Per share, fully diluted	$ 0.00	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.00)

Liquidity

We have total assets of $550,502. Our primary assets are cash of $471,492 and resource properties of $58,785. We have no long-term liabilities. The previously held promissory note of $3,169,497 related to the partnership interest was paid concurrent with its disposition.

At June 30, 2006, we had a working capital of $380,225 and management feels the Company is in good position to meet all current and foreseeable financial obligations for the next 12-month period. Should these fund be expended and subsequent financings not materialize curtailment of activity may occur. The Company closed a US $500,000 private placement during the first quarter of 2006 and announced an additional US $1,500,000 private placement. The second financing was not completed due to weakened market conditions. The Company is in discussions for further investment capital.

Activity for the latter part of 2006 will focus on exploration work on the Huicicila property in Narayit State, Mexico.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from debt or equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which we are committed.

Transactions with Related Parties

	3-Month period ended June 30,
	2006	2005
Consulting fees expensed	7,735	59,509
Management fees expensed	9,986	-

The information in the table above includes non-cash stock-based compensation capitalized.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, deposits, reclamation bonds, accounts payable and accrued expenses, and loans payable. The loans payable are non interest-bearing.

It is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Outstanding Share Data

As of June 30, 2006, there were 35,927,116 fully paid and non-assessable common shares issued and outstanding in the capital of our company.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Six Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2005
Capitalized or expensed Exploration and Development Costs	$ 57,089	$ 60,623
Expensed Research and Development Costs	Nil	Nil
General and Administrative Expenses	$ 129,427	$ 203,014
Material Costs	Nil	Nil

Capitalized or Expensed Exploration and Development Costs

For the Lennie property, we expensed $nil during the six month period ended June 30, 2006 and $nil during the same period for 2005.

For the Huicicila (Miravalles) property, we expensed $57,089 during the six month period ended June 30, 2006 and $nil during the same period for 2005.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com. Or www.panamericangold.com

FORM 52-109F2

Certification of Interim Filings

I, Steve Bajic, President of Pan American Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ended June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: August 29, 2006

/s/ Steve Bajic

Steve Bajic, President

(Principal Executive Officer)

FORM 52-109F2

Certification of Interim Filings

I, Martin Bajic, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ended June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: August 29, 2006

/s/ Martin Bajic

Martin Bajic, Chief Financial Officer

(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: August 29, 2006